DEREK OIL & GAS CORPORATION

1550 – 355 BURRARD STREET

VANCOUVER, B.C., CANADA

V6C 2G8

April 8, 2003

Mr. Charles Haegelin

Curb, Inc.

#208 – 6301 Indian School NE

Albuquerque, New Mexico, USA

87110

Re:

LAK Ranch Oil Project – Heads of Agreement

Dear Charles:

Further to our recent conversations, I have set forth the following terms pursuant to which Derek Oil & Gas Corporation would enter into an agreement with you and your oil & gas partnership whereby your group would participate in the LAK Ranch Oil Project.

WHEREAS:

A.

Derek Oil and Gas Corporation (“Derek”) is the owner and operator of oil rights and leases, through its 100% operating subsidiary in Wyoming USA, underlying approximately 7,500 acres of land comprising the LAK Ranch Oil Project (the “Project”) located in Weston County, Wyoming just south of the town of Newcastle.  Derek represents that it has spent approximately US $9.5 million dollars on the Project to date.  This cost is comprised of expenditures for such items as property acquisition, drilling, sampling, modeling, engineering, construction, equipment purchases, site improvement, well completion, taxes, fees and other costs.  The Project consists of a plant and well pair installed on the property for the purpose of conducting a commercial pilot test of Steam Assisted Gravity Drainage technology; and

B.

SEC Oil and Gas Partnership (“SEC”) wishes to earn a right to participate in the ownership, operation and development of the one existing well pair on the Project, which was installed in 2000 and operated for two short test periods in 2000 and 2001.  SEC also wishes to earn a right to participate in future well pairs.  SEC also wishes to derive a tax benefit from Project operating costs, for specific well pairs in which they earn a direct ownership interest, by way of Derek renouncing such costs to SEC under existing tax legislation in the USA, thus allowing such a renounciation to occur.

THEREFORE:

Mr. Charles Haegelin, SEC and Derek agree to the following terms and conditions whereby SEC

Will participate in specific wells, which are, or will be, a part of the Project:

1.

Mr. Charles Haegelin will arrange an investment in equity units of Derek Oil & Gas Corporation.  The investment would be for Cdn $100,000 (US $67,500) and would be for 500,000 units at a price of C $0.20 each.  Each unit would consist of one common share and one common share purchase warrant exercisable for a period of one year, at a price of C $0.25 each.  Mr. Haegelin agrees to arrange this investment as soon as possible, but in any event before April 21, 2003.  Derek will be allowed to use the proceeds of this investment immediately, before exchange approval is received.

2.

SEC will agree to fund US $700,000 into the existing well pair on the Project in seven monthly installments of US $100,000 each, commencing on May 1, 2003.

3.

In exchange for the US $700,000 in funding, SEC will earn a direct 49% working interest in the existing well pair previously installed on the Project by Derek.  SEC will receive 49% of net revenues from the well pair, if any should occur.  Once SEC has received 1.2 times their investment back (i.e. US $840,000) from the Project in net revenues, they will revert to a 33% working interest in the well pair and continue to receive 33% of net revenues from the existing well pair.

4.

SEC’s funding may only be spent on operating and development expenses on the Project for the existing well pair that will qualify for a tax write-off to be renounced to SEC under USA tax rules and regulations.  Specifics of the rules and regulations are to be provided to Derek by SEC.

5.

SEC will pay their monthly installments, commencing May 1, 2003, into the trust account of Derek’s counsel, Mr. Lee Tupper.  These funds will be held in trust until such time as Derek can demonstrate to SEC that they have sufficient capital on hand, or capital to be provided through a formal arrangement with a financier or other oil company, to ensure the proper execution and completion of a pilot test on the existing well pair on the Project.  The definition of “Sufficient Capital” shall be at least an amount of US $300,000 to be added to SEC’s US $700,000 in funding, such that at least US $1,000,000 is available to conduct the pilot test.  If Sufficient Capital is not on hand by November 1, 2003, SEC will have the right to either waive the requirement that Derek have Sufficient Capital, or terminate this agreement and have all of their funds returned, except the original equity investment of C $100,000, which will be non-refundable, having been applied to the purchase of equity units in Derek as described above.

6.

In exchange for funding US $700,000 in Project costs related to the operation of the existing well pair at LAK, SEC will also receive a right to participate for a 33% working interest in up to one new well pair per year at the Project for each of the four calendar years 2004, 2005, 2006 and 2007.  Thus they may participate for 33% of up to four more well pairs.  For clarity, this does not commit Derek to drill additional well pairs.  Additional well pairs will only be drilled if Derek deems them economically feasible.  Likewise, this section does not prevent Derek from drilling more than one well pair a year.  However, if Derek drills any additional well pairs, SEC may participate for 33% in at least one well per year as set forth above until December 31, 2007.  SEC may elect to participate, or not, in any new well they are offered during a calendar year while still retaining a right to participate in one new well in any or all of the years remaining until December 31, 2007.  Once SEC declines to participate in a well for any given year, they will lose the right to participate for that one year only.

7.

For clarity, SEC’s working interest in the existing well pair will be fully participating.  After Derek has spent US $1,000,000 on the existing well pair, including SEC’s US $700,000 contribution, any additional costs will be borne by pro-rata on working interests by Derek and SEC.  Likewise, all net revenues will be shared pro-rata on working interests as well.

9.

Should SEC fail to provide any tranche of their funding as set forth in this agreement, they will receive a written notice of default from Derek.  SEC will then have 30 days from the date that they receive such notice to correct their default, or they will lose all of their rights and interests to the existing well pair and any future well pair.

10.

Derek agrees that they will only spend funds provided by SEC in an appropriate and sensible fashion for the benefit of the Project and according to the tax requirements of SEC.  Although Derek will attempt to spend all of the US $700,000 provided by SEC in 2003, this cannot be guaranteed.  Any unspent balance will be retained for expenditure in 2004.  Thus Derek will attempt to provide SEC with a tax write off in 2003 for 100% of the funds provided, but cannot guarantee this.  Some of the write off may be for calendar 2004, depending on the actual completion of the pilot test and the applicable tax rules and regulations.  The same principles will apply for later wells that SEC may choose to participate in under the terms of this agreement

11.

This agreement will be governed by the laws of Wyoming and all parties will attorn to that jurisdiction.

12.

Derek and SEC intend to enter into a more formal agreement, which will include the terms and conditions of this Heads of Agreement, however, if they do not, this Heads of Agreement will be binding and represent the entire agreement between the parties.

13.

SEC acknowledges that Derek may enter into an agreement with another entity whereby Derek may sell or assign some or all of its rights in the Project and Property.  Such a transaction may result in Derek no longer being the Operator for the Project.  However, SEC’s rights and interests according to this Heads of Agreement will survive any such transaction by Derek and will remain in full force and effect.  SEC’s participation in any well or wells will be unaffected by deals, transactions or transfers of ownership carried out by Derek on its own remaining rights and interests in the Project and property.

14.

In the event that Derek should sell or assign a portion of its rights and interests in the Project and Property to a third party such that Derek then owns less than 50.0% of the Project and Property and Derek is no longer the operator of the Project, then SEC will have a one-time right to request that Derek buy out all of SEC’s rights and interests in the Project well pairs that SEC has participated in (the “Buy Out”).  The following process will be applied:

a.

SEC shall have a right to make an election to exercise the Buy Out 365 days after the first day (the “Election Day”) upon which Derek is both no longer the operator and no longer owns at least a 50.0% working interest in the Project and the Property (a “Change in Control”).  Derek must notify SEC when a Change in Control occurs.  SEC must notify Derek in writing of its election to exercise the Buy Out requirement within 15 days of the Election Day.

b.

Once SEC has elected to exercise the Buy Out, SEC and Derek will each, within 60 days of the Election Day and at their own cost, obtain an estimate regarding the fair market value of all of SEC’s rights and interests to well pairs on the Project from a qualified professional.  SEC and Derek will then compare the estimates obtained and agree on a settlement price.  If SEC and Derek cannot agree, they will both agree on a third qualified professional who will be asked to serve as the Umpire and provide a final, binding price (the “Settlement Price”).  The day upon which both parties agree on the Settlement Price will be the day upon which valuation is considered final and binding (the “Valuation Day”).  SEC and Derek will split the cost for the services of the Umpire on a 50/50 basis.

c.

Once the Settlement Price is determined, Derek will have 90 days after the Valuation Day to pay SEC the required Settlement Price, however, Derek may elect to pay up to one half of the settlement price in common shares of Derek, priced at the average price at market close for the ten trading days preceding the Valuation Day.  The balance is to be paid in cash.

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Thank you Charles.  We very much appreciate the participation of you and your group at the LAK Ranch.  If you are in agreement with the foregoing, please sign in the space provided.

Yours truly,

DEREK OIL AND GAS CORPORATION

“B. Ehrl”

Barry C.J. Ehrl

President, Director

Dated at Albuquerque, New Mexico this ____ day of April 2003.

“Charles A. Haegelin”

Mr. Charles Haegelin

- and-

“Charles A. Haegelin, General Partner”

For the SEC Oil and Gas Partnership

“Charles A. Haegelin”

Name

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